UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 25, 2017

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" and/or "the Group")


**Dealing in securities arising out of Rights Offer**

**Westonaria, 25 May 2017.** In terms of the rules of the Sibanye Gold
2013 Share Plan ("Share Plan"), participants are entitled to
participate in any rights issue in respect of the unvested bonus
share awards granted to them in terms of the Plan. Based on the
rights offer terms as announced on 18 May 2017, for every **7** existing
unvested bonus shares that have been awarded to a participant, the
participant will hold **9** rights to purchase new ordinary shares (the
"Rights Offer Shares") at a price of R11.28 per share (the
"Rights"). Participants of the Share Plan have two options with
respect to the Rights:

- **Option 1:** sell the Rights and receive the cash proceeds
  thereof subject to deduction of the tax liability related to
  the proceeds of the sale.
- **Option 2:** retain the Rights subject to payment of the relevant
  cash amount to cover the purchase of the rights offer shares.
  On conclusion of the rights offer execution period, the Rights
  Offer Shares will be transferred into participant's personal
  broker account and will not be subject to any forfeitability
  conditions.

In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements") the
following information regarding off market dealing in securities
of Sibanye by Mr NJ Froneman, Chief Executive Officer (elected
option 2), Mr C Keyter, Chief Financial Officer (elected option 1)
and Mr C Farrel, Company Secretary of Sibanye(elected option 2).


| Director's Name | : Neal Froneman |
| Company | : Sibanye |
| Date of transaction | : 24 May 2017 |
| Nature of transaction | : Off market vesting of Rights attaching to non-vested bonus shares with the election to subscribe for Rights offer shares |
| Number of Rights received | : 173 371 |
| Class of security | : Rights |
| Extent of interest | : Direct beneficial |


| Name | : Cain Farrel |
| Company | : Sibanye |
| Date of transaction | : 24 May 2017 |
| Nature of transaction | : Off market vesting of Rights |

```
                              attaching to non-vested bonus
                              shares with the election to
                              subscribe for Rights offer
                              shares
Number of rights received  : 21 842
Class of security          : Rights
Extent of interest         : Direct beneficial


Director's Name            : Charl Keyter
Company                    : Sibanye
Date of transaction        : 24 May 2017
Nature of transaction      : Off market vesting of Rights
                             attaching to non-vested bonus
                             shares and on market sale of
                             Rights
Number of Rights Sold      : 22 001
Price                      : High – R8.00
                             Low – R7.10
                             VWAP – R7.4148
Value of transaction       : R163 133.01
Class of security          : Rights
Extent of interest         : Direct beneficial

Director's Name            : Charl Keyter
Company                    : Sibanye
Date of transaction        : 24 May 2017
Nature of transaction      : Off market vesting of Rights
                             attaching to non-vested bonus
                             shares and on market sale of
                             Rights
Number of Rights Sold      : 65 196
Price                      : High – R8.00
                             Low – R7.10
                             VWAP – R7.4148
Value of transaction       : R483 415.30
Class of security          : Rights
Extent of interest         : Direct beneficial
```

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS

Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

**Forward-looking Statements**

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this  announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

Each of the Underwriters are acting exclusively for the Group and no one else in connection with the Rights Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Rights Offer and will not be responsible to anyone other than the Group for providing the protections afforded to their respective clients nor for giving advice in relation to the Rights Offer or any transaction or arrangement referred to herein.

No representation or warranty, express or implied, is made by any of the Underwriters as to the accuracy, completeness or verification of the information set forth in this announcement, and nothing contained in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. None of the Underwriters assumes any responsibility for the accuracy, completeness or verification of the information set forth in this announcement and, accordingly, disclaim each of the Underwriters, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such statement.

**Prospectus; No Offer or Solicitation**

Sibanye has filed a registration statement (including a prospectus) and prospectus supplement with the Securities and Exchange Commission ("SEC") relating to Sibanye's rights offering. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the rights offering. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at [www.sec.gov](http://www.sec.gov) or by visiting Sibanye's website at [www.sibanyegold.co.za](http://www.sibanyegold.co.za). Alternatively, Sibanye, any Underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by e-mailing [rightsoffer@mackenziepartners.com](mailto:rightsoffer@mackenziepartners.com). This announcement is for informational purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 25, 2017

By:        /s/ Charl Keyter

Name:      Charl Keyter
Title:     Chief Financial Officer